RG RESOURCE TECHNOLOGIES, INC.

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2022

RG RESOURCE TECHNOLOGIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2022

SHAVELL & COMPANY, P.A.
Certified Public Accountants and Consultants
7900 Glades Road, Suite 360, Boca Raton, FL 33434
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net • www.shavell.net

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
RG Resource Technologies, Inc.
Oxford, MI

We have reviewed the accompanying financial statements of RG Resource Technologies, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included on page 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and related directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and don't express an opinion on such information.

Emphasis of Matter Regarding Going Concern

As discussed in Note 13, the Company has suffered a loss from operations and has a net stockholders' deficit. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 13. Our conclusion is not modified with respect to this matter.

Shavell & Company, P.A.

Boca Raton, Florida
March 10, 2023

RG RESOURCE TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS		
Cash	$	21,450
Accounts Receivable, Net		17,361
Employee Retention Credit Receivable		59,787
Inventory		327,615
Total Current Assets		426,213
PROPERTY AND EQUIPMENT, NET		9,501
INTANGIBLE, NET		136,117
DEPOSITS		7,630
	$	579,461

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES		
Account Payables and Accrued Expenses	$	23,067
Notes Payable, Shareholder		1,427,140
Note Payable		1,866,016
Total Current Liabilities		3,316,223
STOCKHOLDERS' DEFICIT		
Common Stock - Par Value $0.001, 100,000 Shares Authorized, 72,767 Shares Issued and Outstanding		72
Additional Paid-in Capital		6,704,789
Accumulated Deficit		(9,441,623)
		(2,736,762)
	$	579,461

See Independent Accountant's Review Report and Notes to the Financial Statements

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

	AMOUNT
SALES	$ 71,846
COST OF SALES	36,495
Gross Profit	35,351
GENERAL & ADMINISTRATIVE EXPENSES	829,950
Loss from Operations	(794,599)
OTHER INCOME (EXPENSE)	
Employee Retention Credit	59,787
Interest Expense	(9,280)
Total Other Income (Expense)	50,507
Loss Before Income Taxes	(744,092)
PROVISION FOR INCOME TAXES	-
Net Loss	$ (744,092)

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2021	$ 72	$ 6,646,895	$ (8,697,531)	$ (2,050,564)
Contributions	-	57,894	-	57,894
Net Loss	-	-	(744,092)	(744,092)
Balance, December 31, 2022	$ 72	$ 6,704,789	$ (9,441,623)	$ (2,736,762)

See Independent Accountant's Review Report and Notes to the Financial Statements

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(744,092)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation and Amortization		17,772
Employee Retention Credit		(37,443)
Changes in Assets and Liabilities:		
(Increase) Decrease in:		
Accounts Receivable, Net		(16,959)
Inventory		(147,660)
Deposits		(2,241)
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses		6,552
Net Cash Used in Operating Activities		(924,071)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property & Equipment		(4,952)
Net Cash Used in Investing Activities		(4,952)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Loans Payable, Shareholder		847,140
Additional Paid-in Capital		57,894
Net Cash Provided by Financing Activities		905,034
Decrease in Cash		(23,989)
Cash:		
Beginning		45,439
Ending	$	21,450
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	9,280

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

RG Resource Technologies, Inc. (the "Company") was incorporated in the State of Michigan in 2016. The Company manufactures and sells insulated solar panels that can simultaneously produce both electricity and heat.

Transition - Modified Retrospective Method

The Financial Accounting Standards Board ("FASB") issued ASC 842, *Leases*. This guidance provides transparency and comparability among organizations by recognizing lease assets and lease liabilities on the Balance Sheet and disclosing key information about leasing arrangement.

The Company adopted the requirements of the new guidance as of January 1, 2022, utilizing the Modified Retrospective Method of transition. Adoption of the new guidance resulted in changes to accounting policies for revenue and cost recognition. The difference to revenue and cost recognition-related account balances as of January 1, 2022, under the new guidance as compared to the prior revenue recognition guidance was determined to be immaterial. Accordingly, no adjustment to beginning accumulated deficit was deemed necessary.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:

Revenue and Cost Recognition

The Company recognizes revenue upon delivery of its product, the customer takes possession of the product, title has passed, and collection is probable. Expenditures for maintenance and warranty repairs are expensed as incurred.

Basis of Accounting

The accounts are maintained and the financial statements have been prepared, using the accrual basis of accounting in accordance with Generally Accepted Accounting Practice ("GAAP").

Cash

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2022.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Costs of advertising are expensed as incurred and the Company recorded an advertising expense of $18,818 for the year ended December 31, 2022.

Accounts Receivable, Net

Accounts receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as income when received. There was no bad debt expense for the year ended December 31, 2022.

Inventories

Inventories are carried at the lower of cost (measured using the average cost method) or market.

Property and Equipment, Net

Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for major renewal and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factor considered by management in performing this assessment include current operating results, trends, and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment as of December 31, 2022.

Intangible Assets, Net

Intangible assets consist primarily of the costs of acquiring patents and are amortized using the straight-line method over fifteen years.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Right of Use Leases

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprise the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently amortized using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in the Company's estimate of the amount expected to be payable under a residual value guarantee.

The Company has adopted FASB ASC 842, *Leases*, with a date of initial application of January 1, 2022. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. On such leases, lease payments are recognized as an expense on a straight-line basis over the lease term (See Note 8).

Income Taxes

GAAP under Accounting Standards Update ("ASU") 740-10 *Accounting for Uncertainty in Income Taxes*, prescribes a comprehensive model for how an organization should measure, recognize, present, and disclose in its financial statements uncertain tax positions that the organization has taken or expects to take on its tax returns.

With the consent of the Company's stockholders, on March 15, 2021, the Company elected to revoke the S-Corporation status and converted to a C-Corporation under the provisions of the Internal Revenue Code ("IRC") effective January 1, 2021. Under the IRC, the Company is taxed for federal and state income purposes. There is no current provision for income taxes contained in the financial statements as a result of the C-Corporation loss. Deferred taxes are provided for the temporary timing differences arising from the differing revenue recognition and depreciation and amortization methods used for financial reporting and tax preparation (See Note 10).

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forward and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

GAAP requires a company to recognize the financial statement effect of a tax position when it is more likely than not (defined as a substantial likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination.

A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The inability of the Company to determine that a tax position meets the more likely than not recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that the Company has taken.

If a tax position does not meet the more likely than not recognition threshold despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the financial statements and the Company is required to accrue potential interest and penalties until the uncertainty is resolved.

The Company's policy is to evaluate and review its tax positions on an ongoing basis to ensure compliance with the applicable provisions of the IRC.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development

Research and development costs are charged to operations when incurred and are including in general and administrative expenses. The amount charged for the year ended December 31, 2022 was $78,717.

Compensated Absences

Employees of the Company are entitled to paid vacation and paid sick days, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when those amounts are paid to employees.

NOTE 2: INVENTORIES

Inventories consist of the following as of December 31, 2022:

Raw Materials	$	327,615
Finished Goods		-
	$	327,615

NOTE 3: PROPERTY AND EQUIPMENT, NET

Property and Equipment consists of the following as of December 31, 2022:

	Life in Years		
Machinery and Equipment	7	$	1,512,620
Computers and Software	3-5		18,947
Furniture and Fixtures	7		2,240
			1,533,807
Less: Accumulated Depreciation			(1,524,306)
		$	9,501

For the year ended December 31, 2022, depreciation expense was $2,359.

NOTE 4: INTANGIBLES, NET

Intangible assets consist of the following as of December 31, 2022:

	Life in Years		
Patents	15	$	231,201
Less: Accumulated Amortization			(95,084)
		$	136,117

For the year ended December 31, 2022 amortization expense was $15,413.

NOTE 5: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2022, consists of:

Accounts Payable	$	673
Accrued Expenses		22,394
	$	23,067

NOTE 6: NOTES PAYABLE, SHAREHOLDER

On December 31, 2021, the Company executed a $580,000 note with the majority shareholder. The note is unsecured, due on demand, and bears an interest rate of 1.6% per year, accrued interest is payable annually. Additionally, on December 31, 2022, the Company executed a $847,140 note with the majority shareholder. The note is unsecured, due on demand, and bears an interest rate of 5.2% per year, accrued interest is payable annually.

NOTE 7: NOTES PAYABLE

As of December 31, 2022, the Company has notes payable to two separate entities, totaling $1,866,016. These notes are secured by all the assets of the Company and bear interest at rates ranging from 0% to 10% annually. These notes are subject to certain financial covenants. As of December 31, 2022, the Company is not in compliance with the financial covenants.

NOTE 8: LEASE

The Company has an agreement to lease office space under a month-to-month operating lease. The lease requires payment of a base rental rate of $5,000 plus an additional amount determined annually for common area maintenance and improvements. For the year ended December 31, 2022, rental expense pertaining to the operating lease was $60,000.

NOTE 9: CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to credit risk consist primarily of cash, account receivable, accounts payable, and accrued expenses.

The Company maintains cash balances at several financial institutions. The accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. In the normal course of business, the Company may have deposits that exceed the insured limits. The Company has not experienced any losses to date as a result of this policy.

NOTE 10: INCOME TAXES

The Company has a deferred tax benefit of $687,812 as of December 31, 2022. However, due to the Company's inability to generate revenue and operating at start-up stage of the business cycle. Management has determined that a full valuation allowance is appropriate. Therefore, there is no current or deferred provision for the year ended December 31, 2022.

The Company believes that it has a reasonable basis for each of its filing positions and intends to defend those positions if challenged by the IRS or another taxing jurisdiction.

GAAP also requires the disclosure of the accounting policy regarding interest and penalties assessed by the IRS. The Company's policy is to expense these items when they are assessed. The Company had no such expenses for the year ended December 31, 2022.

NOTE 11: FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivables, account payable, and accrued expenses approximate their respective fair values due to the short maturities of those items. The carrying values of notes payable approximate their fair value based upon the Company's current borrowing rate of interest with similar terms and average maturities.

NOTE 12: COMMON STOCK

The following schedule summarizes the number of shares of capital stock as of December 31, 2022:

	Class A Common Stock	Class B Common Stock	Common Stock
Balance, December 31, 2021	2,188	70,000	-
Sale of Stock	579	-	-
Exchange	-	-	-
Balance, December 31, 2022	2,767	70,000	-

NOTE 13: GOING CONCERN

The accompanying financial statements have been prepared under the presumption that the Company will continue as a going concern. The Company has incurred negative cash flows from operations of $924,071 and a net loss from operations of $744,092 for the year ended December 31, 2022, and has an accumulated deficit of $9,441,623 as of December 31, 2022. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management's plans for the Company include completion of marketable prototypes, aggressive marketing of its products, improving manufacturing capability, and raising additional capital possibly through the sale of additional common shares. These financial statements do not reflect any adjustments that may become necessary should the Company be unable to continue as a going concern.

NOTE 14: EMPLOYEE RETENTION CREDIT

During the year, the Company was entitled to a credit against federal payroll taxes related to the passage of the Consolidated Appropriations Act ("CAA") and CARES Act in response to the COVID-19 crisis. Under the CAA and CARES Act, the Company qualifies for an Employee Retention Credit. The Employee Retention Credit is a fully refundable tax credit for employers equal to 50 percent of 2020 and 70 percent of 2021 qualified wages; respectively, (including allocable qualified health plan expenses) that Eligible Employers pay their employees. This Employee Retention Credit applies to qualified wages paid after March 12, 2020, and before October 1, 2021. The maximum amount of 2020 qualified wages taken into account with respect to each employee is $10,000, so that the maximum credit for an Eligible Employer for qualified wages paid to each qualified employee is $5,000 for 2020. The maximum amount of 2021 qualified wages taken into account with respect to each employee for each calendar quarter is $10,000, so that the maximum credit for an Eligible Employer for qualified wages paid to qualified employee is $21,000 for 2021. The Company recorded a total benefit of $59,787 to Other Income in the Statement of Operations for the year ended December 31, 2022, and $59,787 in the Balance Sheet as Employee Retention Credit Receivable.

NOTE 15: SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through March 10, 2023 the date the financial statements were available to be issued, and has determined that no such events require adjustment to, or disclosure in, the accompanying financial statements.

RG RESOURCE TECHNOLOGIES, INC.
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2022

		AMOUNT
Advertising	$	18,818
Bank Charges		3,403
Depreciation and Amortization		17,772
Dues and Subscriptions		2,470
Insurance		9,581
Maintenance		1,103
Meals and Entertainment		1,242
Office		56,945
Office Salaries		339,716
Postage and Delivery		21,767
Professional Fees		165,904
Rent		60,000
Research and Development		78,717
Supplies		5,887
Taxes and Licenses		3,405
Telephone		5,857
Travel		17,585
Utilities		19,778
	$	829,950